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07002867

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Resource Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 El Camino Real
(No. and Street)

Carlsbad	California	92009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Richards Rule (760) 943-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gretchen M. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Resource Investments, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DENISE GEASLAND
Commission # 1438388
Notary Public - California
San Diego County
My Comm. Expires Sep 23, 2007

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL RESOURCE INVESTMENTS, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of Global Resource Investments, Ltd. as of December 31, 2006, and the related statements of operations and other comprehensive income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Resource Investments, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2007

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	466,984
Cash and cash equivalents at clearing broker		1,288,375
Securities owned, at market value (Note 1)		1,947,514
Due from clearing brokers		1,205,472
Commissions receivable (Note 4)		8,288,280
Receivable from affiliates (Note 4)		430,460
Investment in related partnerships (Note 4)		123,720
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $187,291		207,951
Other assets		169,404
Total assets	**$**	**14,128,160**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions, salaries and taxes payable	$	4,726,333
Other liabilities		410,263
Total liabilities		5,136,596
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)		
PARTNERS' CAPITAL (Notes 1 and 2):		
General partner		89,915
Limited partner		8,901,649
Total partners' capital		8,991,564
Total liabilities and partners' capital	**$**	**14,128,160**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions	$ 9,016,192
Investment and trading profits, net	4,629,846
Interest and other income	546,467
Total revenue	14,192,505
EXPENSES:	
Commissions, concessions, salaries and benefits	5,870,625
Clearing charges	1,061,738
Communications	119,332
Occupancy	259,868
General and administrative	439,745
Management fees	150,000
Registration and licensing	70,321
Total expenses	7,971,629
NET INCOME	6,220,876
OTHER COMPREHENSIVE INCOME:	
Currency translation loss	(43,391)
COMPREHENSIVE INCOME	**$ 6,177,485**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2006

	Total	General Partner	Limited Partner
BALANCES, December 31, 2005	$ 10,449,337	$ 104,493	$ 10,344,844
Distributions	(7,635,258)	(76,353)	(7,558,905)
Net income	6,220,876	62,209	6,158,667
Other comprehensive income	(43,391)	(434)	(42,957)
BALANCES, December 31, 2006	**$ 8,991,564**	**$ 89,915**	**$ 8,901,649**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,220,876
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		43,539
Loss on asset disposal		78
Currency translation losses		(43,391)
Decrease in securities owned, at market value		1,239,765
Increase in due from clearing broker		(115,302)
Increase in commissions receivable		(2,509,511)
Increase in receivable from affiliates		(430,460)
Decrease in other receivables		76,731
Increase in investment in related partnership		(39,159)
Increase in commissions, salaries and taxes payable		1,169,279
Increase in other liabilities		407,794
Net cash flows provided by operating activities		6,020,239
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(211,200)
Increase in other assets		(108,994)
Net cash flows used in investing activities		(320,194)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(7,635,258)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,935,213)
CASH AND CASH EQUIVALENTS, at beginning of year		3,690,572
CASH AND CASH EQUIVALENTS, at end of year	**$**	**1,755,359**
CASH POSITIONS REPRESENTED BY:		
Cash	$	466,984
Cash and cash equivalents at clearing broker		1,288,375
	$	**1,755,359**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business
Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993 and operates as a securities broker-dealer. The general partner of the Partnership is Rule Investments, Inc. ("RII") .

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

Securities Valuation and Revenue Recognition
Securities owned or sold, but not yet purchased by the Partnership are recorded at market value, and related changes in market value are reflected in income. The Partnership records proprietary transactions, commission revenue and related expenses on a trade-date basis.

Restricted securities of publicly traded companies are valued at cost until the end of the restriction period, unless management believes there are other factors which should be considered in determining such value.

Foreign Currency
Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as other comprehensive income in the statement of operations and other comprehensive income.

Furniture and Equipment
Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are amortized over the life of the improvements.

Profit and Loss Allocations
Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all broker money market accounts to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Partnership had net capital and net capital requirements of $1,732,519 and $342,440. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 2.96 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2010. Future minimum rental commitments under these leases are approximately as follows:

Year	Office Lease	Equipment Lease	Total
2007	$ 178,394	$ 2,844	$ 181,238
2008	-	2,844	2,844
2009	-	2,844	2,844
2010	-	2,370	2,370
	$ 178,394	$ 10,902	$ 189,296

Total rental expense, including the leases referred to above, was $234,712 for the year ended December 31, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC"). RCIC is the general partner of three investment partnerships, Exploration Capital Partners Limited Partnership and Exploration Capital Partners 2000 Limited Partnership (collectively "Exploration") and Exploration Capital Partners 2005 Limited Partnership ("Exploration 2005"). RCIC receives a profit participation from Exploration based on the net income generated by Exploration. RCIC pays a portion of the profit participation in commissions to the Partnership. For the year ended December 31, 2006, commissions receivable increased by $2,509,511 representing the Partnership's share of the 2006 profit participation from RCIC less profit distributions of $900,000.

The Partnership's affiliated with Resource Investment Management Corporation ("RIMC") who is the general partner of one investment partnership, Exploration Capital Partners 2006 Limited Partnership ("Exploration 2006").

Effective January 1, 2006, the Partnership assigned its interest as a Special Limited Partner in Exploration 2005 to SLP 2005, a General Partnership, of which the Partnership owns 23.15%. In addition, the Partnership is a 26.65% partner of SLP 2006, a General Partnership, which is invested in Exploration 2006 (these investments are collectively referred to as "SLPs"). For the year ended December 31, 2006, the Partnership was entitled to $123,720 as its share of the profit participation from SLPs which is reflected as investment in related partnerships.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from the aforementioned related funds. For the year ended December 31, 2006, the Partnership received $271,092 in commissions and trading fees from these funds.

The Partnership is also affiliated with Terra Resource Investment Management Corporation ("TRIM") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2006, the Partnership earned $146,951 for the performance of such services and had a receivable from TRIM of $269,075 for salaries paid on behalf of the Partnership.

NOTE 5 - OTHER COMPREHENSIVE INCOME/(LOSS)

Changes in accumulated other comprehensive income for December 31, 2006 are as follows:

	Currency Translation Gain (Loss)	General Partner	Limited Partner
Balance at December 31, 2005	$ 16,955	$ 170	$ 16,785
Change during 2006	(43,391)	(434)	(42,957)
Balance at December 31, 2006	**$ (26,436)**	**$ (264)**	**$ (26,172)**

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2006.

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership has deposits in banks in excess of the federally insured amount of $100,000. At December 31, 2006, the Company had $366,984 in excess of the federally insured amount requirement and which is subject to loss should the bank cease operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

SUPPLEMENTARY INFORMATION

GLOBAL RESOURCE INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2006

CREDITS:		
Partners' capital	$	8,991,564
DEBITS:		
Nonallowable assets:		
Due from clearing broker		42,249
Commissions receivable		4,304,167
Receivable from affiliates		430,460
Investment in related partnerships		123,720
Property and equipment, net		207,951
Other assets		169,404
Other charges-non allowable securities		1,947,514
Total debits		7,225,465
Net capital before haircuts on securities positions		1,766,099
Haircuts on money market accounts		33,580
NET CAPITAL		1,732,519
Minimum requirements of 6-2/3% of aggregate indebtedness of $5,136,596 or $250,000, whichever is greater		342,440
Excess net capital	**$**	**1,390,079**
AGGREGATE INDEBTEDNESS:		
Commissions, salaries and taxes payable	$	4,726,333
Other liabilities		410,263
TOTAL AGGREGATE INDEBTEDNESS	**$**	**5,136,596**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**2.96 to 1**

See the accompanying Independent Auditors' Report.

GLOBAL RESOURCE INVESTMENTS, LTD.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FOR X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	1,894,324
Adjustments:		
Increase in income, net		63,158
Increase in non-allowable assets		(224,963)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**1,732,519**

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Global Resource Investments, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Global Resource Investments, Ltd. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Resource Investments, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Partnership's clearing brokers. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Global Resource Investments, Ltd. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Global Resource Investments, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenwood Village, Colorado
February 9, 2007

END